UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2025

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to

Commission file number 000-54863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Eaton Puerto Rico Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland
D04 Y0C2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE EATON PUERTO RICO RETIREMENT SAVINGS PLAN

Date: June 24, 2026	By:	Retirement & Investment Committee

	By:	/s/ Adam Wadecki
Adam Wadecki
Senior Vice President and Controller
Eaton Corporation

THE EATON PUERTO RICO RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	8

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of The Eaton Puerto Rico Retirement Savings Plan
and the Retirement & Investment Committee of Eaton

Opinion on the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of The Eaton Puerto Rico Retirement Savings Plan (“Plan”) as of December 31, 2025 and 2024, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2005.

Cleveland, Ohio

June 24, 2026

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Eaton Puerto Rico Retirement Savings Plan

	December 31
	2025	2024
ASSETS
Notes receivable from participants	$17,541	$16,857

Investments at Fair Value:
Vanguard Retirement Savings Trust II	33,387,218	32,483,970
Eaton Shares Fund	25,628,450	25,657,664
Vanguard Institutional 500 Index Trust	13,831,045	13,085,734
Vanguard Balanced Index Fund	6,014,266	5,642,580
Vanguard Developed Markets Index Fund	2,862,742	2,094,136

Total Investments	81,723,721	78,964,084

Net Assets Available for Benefits	$81,741,262	$78,980,941

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Eaton Puerto Rico Retirement Savings Plan

	Year Ended December 31
	2025	2024
Additions to Net Assets Attributed to:
Contributions:
Employer	$2,157,617	$2,119,368
Employee	4,641,509	4,535,009
Rollover	43,224	322,487

Total Contributions	6,842,350	6,976,864

Investment Income
Interest and dividend income	1,669,989	1,445,523
Net unrealized/realized appreciation	2,490,612	9,521,697

Total Investment Income	4,160,601	10,967,220

Deductions from Net Assets Attributed to:
Benefits paid to participants	8,242,630	6,275,561

Net Increase	2,760,321	11,668,523

Net Assets Available for Benefits:
Beginning of Year	78,980,941	67,312,418

End of Year	$81,741,262	$78,980,941

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Eaton Puerto Rico Retirement Savings Plan

1    Description of Plan

The following description of The Eaton Puerto Rico Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and summary plan description, which are available from the Human Resources Department upon request, for a complete description of the Plan's provisions.

General:

Effective December 31, 2010, Cutler-Hammer Electrical Company established The Eaton Puerto Rico Retirement Savings Plan. The Plan was amended to designate Eaton Intelligent Power Limited as the "Company" and "Plan Sponsor" effective December 29, 2023. The Company is a subsidiary of Eaton Corporation plc ("Eaton"). The Plan is intended to be qualified under Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended ("PRIRC"). The Plan was amended and restated April 1, 2013. The two most recent amendments to the Plan were dated December 12, 2024, and December 23, 2025. Banco Popular de Puerto Rico is the trustee of the Plan.

Eligibility for Participation:

The Plan provides that employees rendering service in Puerto Rico with an employing company (including the Company and Eaton), but not covered under a collective bargaining agreement, are eligible to participate in the Plan immediately upon employment.

Contributions:

Employee Contributions - Employees may elect to make before-tax contributions to the Plan up to a maximum of 30% of their compensation. Newly hired employees are automatically enrolled in the Plan at a rate of 6% of eligible compensation.

Employer Contributions (Matching) - The Company makes a voluntary matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee.

Employer Contributions (Retirement) - Certain employees are eligible for a non-elective Eaton Retirement Contribution of 4% of their eligible compensation.

Employee and Employer contributions are determined and recorded at the time compensation is paid.

Contributions are subject to limitations on annual additions and other limitations imposed by Section 1081.01(d) of the PRIRC, as amended from time to time, as defined in the Plan document.

Participants' Accounts:

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of Plan earnings and transaction costs. Allocations, if any, are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant is eligible to receive a lump sum amount equal to the vested value of his or her account. Benefit payments are recorded when paid.

Employer Contribution Eligibility and Vesting:

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in the employer contributions portion of a participant's account plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of service, attainment of retirement age as defined by the Plan, or upon the death of the participant. Eligibility for current year employer contributions (matching) is subject to year-end eligibility requirements, as defined by the Plan.

1    Description of Plan, Continued

Notes Receivable from Participants:

In response to financial hardship caused by Hurricane Maria, participant loans were offered from October 20, 2017, through May 10, 2018. Loans were available up the lesser of $50,000 or 50% of a participant's account balance, with terms generally ranging from one to five years (longer for primary residence loans). Loans are secured by the balance in the participant's account, bear interest at a rate set by the Plan Administrator and are valued at unpaid principal plus accrued interest. Certain deemed defaulted loan balances continue to accrue interest are included in notes receivable from participants in the Statement of Net Assets Available for Benefits.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with PRIRC guidelines.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2     Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America.

Investment Valuation and Income Recognition:

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The Vanguard Institutional 500 Index Trust is valued at the net asset value of the underlying fund, determined as of the close of the New York Stock Exchange on the valuation date. The Vanguard Retirement Savings Trust II Fund invests primarily in investment contracts issued by insurance companies and commercial banks and in contracts that are backed by bond funds. Participant transactions (purchases and sales) occur daily with no restrictions and there are no unfunded commitments. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

2     Summary of Significant Accounting Policies, Continued

Plan Termination:

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

Risks and Uncertainties:

The Plan's investments include investments in registered investment companies, common collective trusts, and a company stock fund with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the report date, which is the date the financial statements were available to be issued.

3    Tax Status

On September 15, 2015, the Puerto Rico Department of the Treasury issued a favorable determination letter stating that the Plan, as then designed, met the requirements of Section 1081.01 of the PRIRC and the Regulations thereunder, and that the related trust was exempt from income taxes. As described in Note 1, the Plan has been amended; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the PRIRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2025, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. No audits for any tax periods are in progress.

4    Party-in-Interest Transactions

Party-in-interest transactions include the investment in the ordinary shares of Eaton and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

During 2025 and 2024, the Eaton Shares Fund received $308,788 and $283,645 respectively, in ordinary share dividends from Eaton.

5    Fair Value Measurements

In accordance with Accounting Standards Codification 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025, and 2024.

Registered investment companies (mutual funds) and Company stock funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

Stable value funds/Common collective trust: Valued at the net unit value of units held by the trust at year-end or valuation date. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2025. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total
Registered investment companies	$8,877,008	$—	$8,877,008
Stable value funds/Common collective trusts	—	47,218,263	47,218,263
Company stock funds	—	25,628,450	25,628,450
Total investments at fair value	$8,877,008	$72,846,713	$81,723,721

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2024. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total
Registered investment companies	$7,736,716	$—	$7,736,716
Stable value funds/Common collective trusts	—	45,569,704	45,569,704
Company stock funds	—	25,657,664	25,657,664
Total investments at fair value	$7,736,716	$71,227,368	$78,964,084

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

The Eaton Puerto Rico Retirement Savings Plan

EIN 98-1098668
Plan Number 002

December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Vanguard Retirement Savings Trust II	Stable Value Funds/Common Collective Trusts	N/A	$33,387,218
*	Eaton Shares Fund	Company Stock Fund	N/A	25,628,450
	Vanguard Institutional 500 Index Trust	Stable Value Funds/Common Collective Trusts	N/A	13,831,045
	Vanguard Balanced Index Fund	Registered Investment Companies	N/A	6,014,266
	Vanguard Developed Markets Index Fund	Registered Investment Companies	N/A	2,862,742
*	Participant Loans	4%; various maturity dates	N/A	17,541

				$81,741,262
*	Party-in-interest to the Plan.